UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-102]

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Communication Intelligence Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20338K106

(CUSIP Number)

Andrea Goren	Jonathan J. Russo, Esq.
Phoenix Venture Fund LLC	Pillsbury Winthrop Shaw Pittman LLP
110 East 59th Street, Suite 1901	1540 Broadway
New York, New York 10022	New York, New York 10036
(212) 759-1909	(212) 858-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20338K106

1.	Names of Reporting Persons Phoenix Venture Fund LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 292,316,387

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 292,316,387

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,316,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 20338K106

1.	Names of Reporting Persons SG Phoenix Ventures LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 292,316,387 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 292,316,387 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 292,316,387

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 69.7%

14.	Type of Reporting Person (See Instructions) OO

(1)	Owned directly by Phoenix Venture Fund LLC (“Phoenix”). SG Phoenix Ventures LLC (“SGPV”) is the managing member of Phoenix.

CUSIP No. 20338K106

1.	Names of Reporting Persons Philip S. Sassower

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 304,045,515 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 304,045,515 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 304,045,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 70.5%

14.	Type of Reporting Person (See Instructions) IN

(2)

Includes 292,316,387 shares owned directly by Phoenix and 11,729,128 shares beneficially owned directly by SG Phoenix LLC (“SG Phoenix”).  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix. Mr. Sassower and Mr. Goren have voting and dispositive power over SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

CUSIP No. 20338K106

1.	Names of Reporting Persons Andrea Goren

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 985,432 (3)

	8.	Shared Voting Power 304,045,515 (4)

	9.	Sole Dispositive Power 985,432 (3)

	10.	Shared Dispositive Power 304,045,515 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,030,947

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 72.5%

14.	Type of Reporting Person (See Instructions) IN

(3)

Includes 19,000 shares owned directly by Mr. Goren and 966,432 shares beneficially owned directly by Andax LLC, including warrants to purchase 557,189 shares. Mr. Goren is the managing member of Andax LLC.

(4)

Includes 292,316,387 shares owned directly by Phoenix and 11,729,128 shares beneficially owned directly by SG Phoenix.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix.  Mr. Goren and Mr. Sassower have voting and dispositive power over SG Phoenix. Mr. Goren disclaims any beneficial ownership of the securities owned by Phoenix and SG Phoenix, except to the extent of his pecuniary interest, if any, in such securities.

This Amendment No. 4 (the “Statement”) filed by Phoenix, SGPV, Philip S. Sassower and Andrea Goren (the “Reporting Persons”), amends and supplements Items 3, 4, 6 and 7 and amends and restates Item 5 of Schedule 13D originally filed by the Reporting Persons on October 15, 2007 and amended by Amendment No. 1 filed on June 17, 2008 and further amended by Amendment No. 2 filed on May 28, 2009 and further amended by Amendment No. 3 filed on August 17, 2010.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to include the following:

On December 9, 2010, Communication Intelligence Corp. (the “Issuer”) entered into a securities purchase agreement (the “Purchase Agreement”) with Phoenix, another principal stockholder and other parties (each an “Investor,” and, collectively, the “Investors”) relating to the sale and issuance to the Investors by the Issuer of approximately 2,200,000 shares of Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and warrants to purchase shares of the Issuer’s Common Stock (the sale of shares of Series C Preferred Stock and the issuance of warrants to purchase shares of Common Stock is referred to collectively herein as the “Financing”). Pursuant to the Purchase Agreement, the Issuer and the Investors agreed, subject to the terms thereof, that the Issuer will (1) issue and sell and the Investors will purchase for cash in a private placement 2,210,500 shares of Series C Preferred Stock at a purchase price of $1.00 per share, and (2) issue to each Investor a three-year warrant to purchase a number of shares of Common Stock equal to the total number of shares of Series C Preferred Stock purchased by such Investor divided by 0.225 at an exercise price of $0.0225 per share.  The Series C Preferred Stock issued in connection with the Financing is convertible at any time, at the holder’s election, into shares of Common Stock at a conversion price of $0.0225 per share, subject to adjustment for stock dividends, splits, combinations and similar events. The Financing was consummated on December 31, 2010 and Phoenix purchased 1,200,000 shares of Series C Preferred Stock and received warrants to purchase 53,333,333 shares of Common Stock in connection with the consummation.

Under a registration rights agreement entered into in connection with the closing of the Financing, the Issuer is obligated to file a registration statement on the appropriate form with the Securities and Exchange Commission within 45 days of written notice from holders of at least one-third of the outstanding shares of Series C Preferred Stock, provided that the fair market value of the Common Stock to be registered pursuant to the demand equals at least $1,000,000.  The Issuer is obligated to use its best efforts to cause the registration statement to be declared effective and will bear all expenses incurred in preparation and filing of the registration statement.  The holders of Series C Preferred Stock will have up to three demand registrations on Form S-1 or any successor thereof and up to four demand registrations on Form S-3 or any successor thereof. In addition, the Investors have piggy-back registration rights pursuant to which they may include registrable securities held by them in any subsequent registration of securities by the Issuer, subject to certain conditions.

On December 31, 2010, SG Phoenix LLC, an affiliate of Phoenix (“SG Phoenix”), received a three-year warrant to purchase 4,912,222 shares of the Issuer’s Common Stock at an exercise price of $0.0225 per share as part of the compensation it received for providing administrative services in connection with Financing. SG Phoenix is an affiliate of Phoenix. Philip S. Sassower and Andrea Goren are the sole members of SG Phoenix.

The foregoing summary of the transactions contemplated by the Purchase Agreement and the registration rights agreement is qualified in its entirety by reference to the copies of the Purchase Agreement and the Registration Rights Agreement included as Exhibits K and L to this Statement and incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to include the following:

See Item 3, which is hereby incorporated by reference, for a discussion of how the equity securities of the Issuer to which this Statement relates were acquired.

Except as set forth in this Statement, Phoenix does not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)  Phoenix, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 292,316,387 shares of Common Stock representing approximately 69.7% of the outstanding shares of Common Stock.

SGPV, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 292,316,387 shares of Common Stock representing approximately 69.7% of the outstanding shares of Common Stock.  SGPV is the managing member of Phoenix.  SGPV disclaims any beneficial ownership of the 292,316,387 shares of Common Stock held by Phoenix, except to the extent of its pecuniary interest, if any, in such shares.

Mr. Sassower, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 304,045,515 shares of Common Stock representing approximately 70.5% of the outstanding shares of Common Stock.  Mr. Sassower is the co-manager of SGPV, the managing member of Phoenix and a member of SG Phoenix.  Mr. Sassower disclaims any beneficial ownership of the 292,316,387 shares of Common Stock held by Phoenix and the 11,729,128 shares of Common Stock held by SG Phoenix, except to the extent of his pecuniary interest, if any, in such shares.

Mr. Goren, for the purposes of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 305,030,947 shares of Common Stock representing approximately 72.5% of the outstanding shares of Common Stock.  Mr. Goren is the co-manager of SGPV, the managing member of Phoenix, a member of SG Phoenix and the managing member of Andax LLC.  Mr. Goren disclaims any beneficial ownership of the 292,316,387 shares of Common Stock held by Phoenix, the 11,729,128 shares of Common Stock held by SG Phoenix and the 966,432 shares of Common Stock held by Andax LLC (including 557,189 shares issuable upon exercise of warrants held by Andax), except to the extent of his pecuniary interest, if any, in such shares.

(b)  Phoenix has the sole power to vote and the sole power to dispose of 292,316,387 shares of Common Stock.

SGPV has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 292,316,387 shares of Common Stock.

Mr. Sassower has the sole power to vote and the sole power to dispose of 0 shares of Common Stock and has the shared power to vote and the shared power to dispose of 304,045,515 shares of Common Stock.

Mr. Goren has the sole power to vote and the sole power to dispose of 985,432 shares of Common Stock and has the shared power to vote and the shared power to dispose of 304,045,515 shares of Common Stock.

(c)  See the information with respect to the acquisition by Phoenix, as set forth in Item 3, which is hereby incorporated by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Phoenix is party to the following agreements with respect to securities of the Issuer:

1.        Securities Purchase Agreement, dated December 9, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

2.        Registration Rights Agreement, dated December 31, 2010, by and among the Issuer and the persons executing the agreement as investors.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit K – Securities Purchase Agreement, dated December 9, 2010, by and between the Issuer, Phoenix and other entities and individuals listed on Schedule I thereto.

Exhibit L – Registration Rights Agreement, dated December 31, 2010, by and among the Issuer and the persons executing the agreement as investors.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 4, 2011
PHOENIX VENTURE FUND LLC

By: SG Phoenix Ventures LLC, its Managing Member

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 4, 2011
SG PHOENIX VENTURES LLC

	By:	/s/ Andrea Goren
	Name:	Andrea Goren
	Title:	Managing Member

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      January 4, 2011

/s/ Philip S. Sassower
Philip S. Sassower

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:      January 4, 2011

/s/ Andrea Goren
Andrea Goren